MARATHON PARTNERS

EQUITY MANAGEMENT, LLC

J. Alexander's & 99 Restaurants
Merger Overview

January 4, 2018



An Insider Deal
+ Non-independent Board
+ Poor Process

= A transaction not in the
best interests of shareholders

Important Disclosures

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF MARATHON PARTNERS EQUITY MANAGEMENT, LLC AND ITS AFFILIATES (COLLECTIVELY, "MARATHON PARTNERS") AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO J. ALEXANDER'S INC. (THE "COMPANY" OR "J. ALEXANDER'S") AND 99 RESTAURANTS, LLC (''99 RESTAURANTS"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

THIS MATERIAL DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY DESCRIBED HEREIN IN ANY JURISDICTION TO ANY PERSON, NOR DOES IT CONSTITUTE A FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR INCITEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT. THIS MATERIAL SHOULD NOT BE USED AS THE BASIS FOR ANY INVESTMENT DECISION, NOR SHOULD IT BE RELIED UPON FOR LEGAL, ACCOUNTING OR TAX ADVICE OR INVESTMENT RECOMMENDATIONS. NO REPRESENTATION OR WARRANTY IS MADE THAT MARATHON PARTNERS' INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT MARATHON PARTNERS' INVESTMENTS WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

MARATHON PARTNERS HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

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About Us

Marathon Partners Equity Management, LLC

- Marathon Partners Equity Management, LLC ("Marathon Partners") is a long-term oriented investment firm that seeks to deploy capital in undervalued securities

- Managed by Founder and Portfolio Manager, Mario Cibelli, since 1997 inception

- Work constructively with management teams to create and enhance shareholder value

- Long history of active ownership and fighting for shareholders' rights

Investment in J. Alexander's

- Acquired shares of J. Alexander's Holdings, Inc. ("J. Alexander's" or the "Company") through the spin-off from FNFV and through open-market purchases

- Own 920,000 shares, or 6.3%, of J. Alexander's, making us a top 5 shareholder

- Have held open and constructive dialogue with management throughout our holding period

- Communicated with the Board of Directors on three occasions since deal announcement

Our goal is to maximize shareholder value at J. Alexander's. We believe our interests are strongly aligned with the outside shareholders of the Company.

Proposed Transaction Overview

On August 4, 2017, J. Alexander's announced the proposed acquisition of 99 Restaurants, LLC ("99 Restaurants") from Fidelity National Financial, Inc. ("FNF") and successor Cannae Holdings, Inc. ("CNNE")

- J. Alexander's to issue approximately 16.3 million Class B shares (52.5% voting/economic interest) to FNF successor CNNE

- J. Alexander's to pay approximately $2.1 million to terminate the management consulting agreement with Black Knight Advisory Services

- J. Alexander's to pay CNNE $500,000 per month in a Transition Services Agreement for an expected period of six to twelve months

- A majority of disinterested shareholders must vote in favor of approving the proposed transaction

A Highly Conflicted Board Handling a Related Party Transaction

J. Alexander's had <u>zero</u> independent directors to objectively evaluate the proposed transaction. Throughout the negotiations and at the time of the transaction announcement, all of J. Alexander's Board members were affiliated with Fidelity National Financial, Inc. ("FNF"), the majority owner of 99 Restaurants, or one of its subsidiaries

J. Alexander's Board of Directors
Related Party Conflicts at the Time of Negotiations and Merger Agreement

J. Alexander's Holdings (NYSE:JAX)	Fidelity National Financial (NYSE: FNF) Fidelity National Financial Ventures Group (NYSE: FNFV)	Fidelity Newport Holdings ("FNH")	Newport Global Advisors	Black Knight Advisory Services
Board of Directors	**Director/Executive**	**Director**	**CEO**	**Member**
Lonnie Stout II, CEO		✕		✕
Timothy Janszen		✕	✕	
Ronald Maggard, Sr.		✕		
Frank Martire, Chairman		✕		
Raymond Quirk	✕			
Douglas Ammerman	✕			

Related Parties

Notes:

- Fidelity National Financial Ventures Group, Inc. ("FNFV"), the former tracking stock of FNF, n/k/a Cannae Holdings, Inc. (NYSE: CNNE), was split-off from FNF on 11/17/17
- CNNE owns an 55% interest in Fidelity Newport Holdings, LLC ("FNH"), the owner and operator of 99 Restaurants and other restaurant concepts
- Newport Global Advisors LLC owns an 38.9% interest in FNH and an 11.1% interest in J. Alexander's as of 12/19/17
- Lonnie Stout II owns an 11.8% interest in Black Knight Advisory Services, which provides consulting services to J. Alexander's
- Each of Frank Martire and Ronald Maggard, Sr. resigned as a board member of FNH, effective 8/4/17, <u>the announcement date of the transaction</u>
- Lonnie Stout II served as a board member and executive vice chairman of the board of directors of FNH for an interim period ending 10/10/17, while FNH conducted an executive search
- Frank Martire serves as a board member of CNNE, the parent entity of FNFV following the completion of the CNNE Split-off on 11/17/17

Source: J. Alexander's Holdings, Inc. Proxy Statement, 2017, J. Alexander's Holdings, Inc., Form DEFM14A, 12/21/17

No Special Committee Formed Despite Clear Conflicts

- No special committee was formed to evaluate the proposed transaction or to consider other value-enhancing alternatives

- This is egregious considering the obvious conflicts of interest surrounding Board member affiliations with the owners of 99 Restaurants

Change in Control with No Premium

The Transaction:

- Relinquishes control of the Company but delivers no premium to shareholders in return

- Creates a change of control in the Company with a new controlling shareholder

- Accelerates vesting of J. Alexander's equity incentives for management

- Transfers control of the Company to a William P. Foley II controlled entity without fairly compensating J. Alexander's shareholders

The Seller Extracted a No-Shop Provision on the Buyer

- The Board agreed to a no-shop provision on itself, despite being the buyer. It is extremely unusual for a seller to secure this from a buyer in an arm's length negotiation

- The Company was approaching 24 months since the spin-off. After this time period, the Company could have preserved tax-free status of the spin-off while evaluating strategic alternatives

- By structuring the transaction in this manner, J. Alexander's Board precluded the Company from exploring other shareholder friendly transactions at the exact time it would be free to do so

Intrinsic Value of $13 to $15

- We estimate J. Alexander's intrinsic value ranges from $13 to $15 per share, significantly higher than the $11 used by the Board to underpin the proposed transaction

- J. Alexander's has repurchased over 300,000 shares at an average price of $10.47, indicating that the Board believed the shares were undervalued

- We believe J. Alexander's is a more attractive concept than 99 Restaurants as it owns approximately 40% of the land under its restaurants, is more favorably positioned within upscale dining compared to casual dining, and is expected to grow revenue, EBITDA, and free cash flow faster per the Company's own projections

- We believe the market may value the combined operations differently when 99 Restaurants, a slower growing, profit-challenged casual restaurant concept, is added to J. Alexander's upscale portfolio

Little Strategic Rationale for Combination

Different Concepts

There is little strategic rationale for combining 99 Restaurants with J. Alexander's given the nature of the two contrasting dining concepts:

- J. Alexander's operates in the Midwest/Southeast while 99 Restaurants is positioned in the highly competitive and high labor cost Northeast

- 99 Restaurants has built its business around a $16 average check with value-oriented diners, while J. Alexander's caters to a more affluent customer with its average check size ranging from $31 to $42 depending upon the concept

Why wasn't 99 Restaurants included in the J. Alexander's 2015 spin-off?

FNF Spins-Off Upscale Dining

FNF's initial decision to separate J. Alexander's from 99 Restaurants and its other restaurant concepts supports the notion that there is little strategic rationale for re-merging these businesses

FNF's reasons for spinning-off J. Alexander's in September 2015:

- Holders of FNFV common stock will benefit from portfolio clarity as **separating our upscale dining concepts business from FNF's other business will allow each management team greater flexibility** to pursue growth strategies and allocate capital appropriately within their respective market opportunities;

- **Upscale dining is a large and fast growing market with different valuation methodologies**, capital requirements and marketing efforts, and **we are well-positioned to capitalize on this opportunity**;

- **The upscale dining industry has rebounded substantially since 2009**, and FNF concluded that we are **uniquely positioned** to execute against opportunities throughout the United States.

Source: J. Alexander's Holdings, Inc., Form 10-12B/A, 9/9/15, p. 67

Challenging Results for 99 Restaurants

- Results for 99 Restaurants continue to suffer as revenues remain stagnant while costs inflate, eroding profitability

- The results below show that increases to average check have a negative effect on guest traffic. Attempts to increase average check have been nullified by declines in traffic, leaving its overall revenue flat and profitability down

- As a mature casual dining concept catering to a highly price sensitive consumer with a low average check size, 99 Restaurants is challenged for growth and poorly positioned to protect profits against inflating costs

99 Restaurants Key Financial Metrics, Year-Over-Year				
	Q1'17	Q2'17	Q3'17	YTD Q3'17
Restaurant Sales	0.1%	0.9%	(0.7%)	0.1%
Payroll & Benefits	2.3%	4.1%	0.2%	2.2%
Operating Income, ex Preopening costs	(23.7%)	(17.0%)	(12.1%)	(17.9%)
Adjusted EBITDA	(9.1%)	(5.1%)	(2.1%)	(5.5%)
Average Check Per Guest	-	▲ 1.9%	▲ 1.8%	▲ 1.7%
Weekly Average Guest Count	-	▼ (1.9%)	▼ (2.3%)	▼ (2.1%)

Note: Adjusted EBITDA is defined as income from operations (+) impairment and disposal charges, net (+) preopening costs (+) depreciation
Sources: J. Alexander's Holdings, Inc., Form PREM14A, 10/11/17 and Form PRER14A, 11/17/17

Deceptive Merger Accretion/Dilution Analysis

The 2016 accretion/dilution analysis presented by management in support of the transaction shows over 60% accretion to fully diluted earnings per share. This analysis is misleading based on the following:

- Relies on stale 2016 results even as 99 Restaurants profits have declined thus far in 2017

- Does not reflect any costs for a replacement equity incentive plan for executives

- Utilizes a significantly lower tax rate (~13%) than is contemplated in the Company's forward projections (~22%)

- Fails to show the costs of eliminating the Black Knight Consulting Agreement and accelerated profit interest grant and stock option costs

- Adds back costs associated with the Black Knight profit interest plan that are fully contingent on J. Alexander's share price. At the current share price, this expense is greatly diminished with or without the transaction

Overly Optimistic Projections

Management's future projections for the pro-forma Company seem overly optimistic based on the following:

- 99 Restaurants revenue growth rate from 2018 to 2021 is projected to be 4% annually vs. the historical growth rate of 2% from 2012 to 2016

- 99 Restaurants EBITDA margins projected to significantly increase through 2021

- Lower results thus far in 2017 for 99 Restaurants reflect weak industry dynamics for casual dining and underscore our view

Shareholders Would Benefit from a Fresh Look at Strategic Alternatives

- We believe an auction of the Company designed to maximize shareholder value would produce a far better outcome for shareholders versus the proposed transaction

- If the transaction is voted down by shareholders, <u>we will push the Board to consider strategic alternatives, including a potential sale of the Company</u>